Exhibit 99.11

October 7, 2009

Katherine E. O’Brien, CPA

311 Grand Street, Apt. 3

Hoboken, NJ 07030

Re: Offer of Employment

Dear Katherine:

On behalf of the Capital Gold Team, I am pleased to offer you the position of Assistant Controller, in the department of Finance. The salary for this position is $95,000 per annum and you will be reporting directly to the Corporate Controller. Your expected starting date of employment is November 2, 2009. Other terms of your employment are as follows:

•	Vacation – 3 weeks – (15 days).

•	Bonus Plan – Eligible to participate in Company bonus plan.

•	Equity Compensation – Eligible to participate in Company Equity Incentive Plan.

•	Commute – Reimbursement for transportation.

•	Healthcare – Reimbursement for out-of-pocket health insurance until such point Capital Gold Corporation institutes its own corporate health benefit plan.

•	Communication – A Blackberry cell phone will be provided for on Capital Gold’s Corporate plan.

•	Severance – In the event of termination due to a “change of control” event, you will receive six month’s compensation as severance.

Should you accept this offer, your continued employment will require both satisfactory job performance and compliance with existing and future policies of the Company.

You also will be required to verify your eligibility to work in the United States. You will be asked on your first day of employment to complete an I-9 form along with documents that will establish your identity and employment eligibility.

I am pleased that you are joining the company and hope you will find your employment with Capital Gold Corporation to be a rewarding experience. If you have any questions, please feel free to call me at (610) 247-4232.

Please signify your acceptance of our offer by signing and returning to me the enclosed copy of this letter no later than October 9, 2009.

Sincerely,

Christopher M. Chipman, CPA Chief Financial Officer

I hereby accept employment on the conditions set forth in this letter.

Signature

Date